GlobeImmune, Inc.

1450 Infinite Drive

Louisville, CO 80027

(303) 625-2744

June 27, 2014

VIA ELECTRONIC DELIVERY AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Amy Reischauer

Re:	GlobeImmune, Inc.
Registration Statement on Form S-1
Filed: March 17, 2014
File No. 333-194606

Ladies and Gentlemen:

GlobeImmune, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 5:00 p.m. Eastern Time on Tuesday, July 1, 2014, or as soon thereafter as is practicable. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request. The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GLOBEIMMUNE, INC.

By:	/s/ Timothy C. Rodell
Timothy C. Rodell
Chief Executive Officer and President

cc:	Brent D. Fassett, Cooley LLP
John D. Hogoboom, Lowenstein Sandler LLP

June 27, 2014

VIA ELECTRONIC DELIVERY AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Amy Reischauer

Re:	GlobeImmune, Inc.
Registration Statement on Form S-1
Filed: March 17, 2014
File No. 333-194606

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as the sole underwriter, hereby join in the request of GlobeImmune, Inc. (the “Registrant”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:00 PM Eastern Time on Tuesday, July 1, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Registrant’s preliminary prospectus dated June 4, 2014:

(i)	Dates of Distribution: June 13, 2014 through the date hereof;

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 1;

(iii)	Number of prospectuses furnished to investors: approximately 900;

(iv)	Number of prospectuses distributed to others, including the Registrant, the Registrant’s counsel, independent accountants, and underwriters’ counsel: approximately 100.

The undersigned, as the sole underwriter, has and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page to Follow]

Very truly yours,

AEGIS CAPITAL CORP.

Acting on behalf of itself as the sole Underwriter named in Schedule I to the Underwriting Agreement

By:	Aegis Capital Corp.

By:	/s/ Samuel Guidetti
	Name:	Samuel Guidetti
	Title:	Chief Compliance Officer

[Signature Page to Underwriters’ Acceleration Request]